July 17, 2019

Securities and Exchange Commission

Division of Corporate Finance

Office of Transportation and Leisure

Subject:	Chanticleer Holdings, Inc.
Form 10-K for the Year Ended December 31, 2018
Form 8-K furnished May 15, 2019
File No. 001-35570

We have reviewed the comments provided by the Securities and Exchange Commission dated July 9, 2019 in relation to Chanticleer Holding, Inc.’s (the “Company”) Form 10-K for the Year Ended December 31, 2018 and Form 8-K dated May 15, 2019 and have formulated the following responses:

Form 10-K for the Year Ended December 31, 2018

Item 1. Business

Restaurant Brands

Better Burgers Fast Casual, page 4

Comment: We note your disclosure in the Business section of the Form 10-K that you operate a system-wide total of 49 Better Burger restaurants, 5 Just Fresh restaurants and 8 Hooters restaurants. Please reconcile these amounts with a statement by Patrick Harkleroad in the fourth quarter 2018 earnings release call that you opened 70 stores in 2018.

Response: Patrick Harkleroad’s statement in the fourth quarter 2018 earnings release call was that Chanticleer Holding’s Inc. opened 7 stores in 2018, not 70. We pulled the third party transcript that was neither reviewed nor approved by management from the fourth quarter 2018 earnings call and the transcript does read 70 stores; however, this is an error in the transcript. The script from that call prepared by Chanticleer Holdings, Inc. management reads 7 stores opened in 2018.

Form 8-K furnished May 15, 2019

Ex 99.1, page 1

Comment: We note that your non-GAAP measure, Restaurant EBITDA, is reconciled to Adjusted EBITDA. In this regard, please revise to reconcile Restaurant EBITDA to the most directly comparable GAAP measure in accordance with Item 100(a)(2) of Regulation G, which we believe would be operating income/loss. In this regard, it appears this non-GAAP measure is not indicative of overall company performance and profitability in that this measure does not accrue directly to the benefit of shareholders due to the nature of the costs (depreciation and amortization, general and administrative, and preopening costs) excluded from the measure. The indicated reconciliation appears to be more representative of the measure as a restaurant level contribution to your results, rather than a reconciliation to net income which is an overall company measure.

Response: Going forward, we will revise the financial tables in the Company’s Form 8-K’s regarding the Company’s financial results to provide a reconciliation of Restaurant EBITDA to operating income/loss.

Very truly yours,

CHANTICLEER HOLDINGS, INC. AND SUBSIDIARIES

/s/ Patrick Harkleroad
Patrick Harkleroad Chief Financial Officer

/s/ Troy Shadoin
Troy Shadoin Chief Accounting Officer

7621 Little Avenue ∙ Suite 414 ∙ Charlotte, NC 28226

Phone 704-366-5122 ∙ Fax 704-366-2463 ∙ Nasdaq: BURG